United States securities and exchange commission logo





                          May 27, 2022

       Jesper Nyegaard Nissen
       Chief Operating Officer
       Evaxion Biotech A/S
       Dr. Neergaards Vej 5F
       2970 H  rsholm
       Denmark

                                                        Re: Evaxion Biotech A/S
                                                            Registration
Statement on Form F-3
                                                            Filed May 20, 2022
                                                            File No. 333-265132

       Dear Mr. Nissen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rina R. Patel